<u>Part II: Activities of the Broker-Dealer Operator and its Affiliates</u>

**Item 7: Protection of Confidential Trading Information**

    a.    Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

        i.    written standards controlling employees of the ATS that trade for employees' accounts; and

        ii.    written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

**Scope of CTI:**

**Consistent with Rule 301(b)(10) of Regulation ATS, the BDO has implemented adequate and reasonable written safeguards and written supervisory procedures ("WSP") to protect MOON Subscribers' confidential trading information ("CTI"). The BDO considers (1) order information before it is published by OTCM on the MOON Market Data Feeds (e.g., symbol, quantity, price and order type) and (2) certain undisclosed live order and execution information to be CTI, as discussed below. CTI originates from MOON, where orders are received and processed almost instantaneously by the BDO before being immediately made available to OTCM as market data. OTCM disseminates the order information via a multicast feed within milliseconds following the submission of an order. As a result, the window during which this data qualifies as "confidential" is so brief that the opportunity for CTI misuse is de minimus.**

**Undisclosed live order and execution information includes ~~odd lot orders,~~ optional anonymous flags (See Part III, Item 15), and reserved quantity (See Part III, Item 7). This information is excluded from the publicly disseminated MOON Market Data Feeds and is classified as CTI. Each of these circumstances is described in greater detail below.**

~~**Odd lot orders are not independently disseminated in the depth-of-book feed, because they do not meet the applicable display-size standards. However, odd lots may be aggregated and displayed in the top-of-book feed, as applicable. In certain cases, an undisplayed odd lot order may be the best priced order. Odd lot orders are eligible to be traded based on price and time priorities.**~~

**Regarding the anonymous flag, MOON Subscribers may flag their orders as "anonymous," which conceals the Subscriber's identity from the counterparty. When the anonymous flag is applied, certain relevant personnel (refer to "MOON Access Supervision" section and Part II, Item 7d below for further details) may have access to the identity of the Subscriber that submitted the anonymous order.**

**In cases where an order contains a reserved quantity, the full order size is sent to MOON, but only the displayed portion is disseminated.**

**In each of the above scenarios, the BDO has implemented various protective measures, as**

described below, to ensure only proper personnel with a legitimate need-to-know basis can access CTI.

Furthermore, the BDO only routes orders externally based on applicable Subscriber execution instruction. External routing does not expose CTI within the BDO before being routed to external market operators. Additionally, neither MOON nor the BDO engages in any principal or agency trading or market making activity, which reduces the opportunity to misuse CTI.

MOON Access Supervision:
The BDO has adopted WSPs that limit access to CTI of MOON Subscribers to those employees who, in the ordinary course of their job functions, are operating the system or are responsible for MOON's compliance with applicable rules (collectively, "Authorized Personnel") (See Part II, Item 7d for more information). For example, the BDO permits access to the CTI of MOON Subscribers when access is necessary to review certain trades. For purposes of reviewing a trade for compliance purposes, the information reviewed would only involve previous activity on MOON.

The BDO only grants its employees access to CTI of MOON Subscribers on a need-to-know basis and to the minimal extent necessary to carry out his or her responsibilities. All access requests are subject to approval by the BDO Chief Compliance Officer ("CCO") and are subsequently executed by the Chief Information Security Officer ("CISO") or CISO designee.

The CCO requires an annual training for Authorized Personnel to understand the uses of CTI and escalation procedures for unauthorized CTI disclosures. At the completion of this training, Authorized Personnel evidence their understanding by attesting in writing that they have reviewed and understood MOON's WSPs. Additionally, the CCO annually self-audits the WSPs to monitor the effectiveness of the procedures and to implement any changes that may result from the annual training.

The BDO prevents unauthorized persons from accessing CTI of MOON Subscribers through the following measures: 1) CCO performing quarterly access audits to ensure that the rationale for granting access is still relevant, 2) requiring the use of multi-factor authentication and password-protected logins, 3) employing access control methods, and 4) disabling write capabilities of USB drives on company-managed PCs and laptops so that CTI may not be copied onto portable storage devices.

Separation of Systems and Data:
MOON maintains policies and procedures designed to control access to its servers, database, and associated applications. MOON infrastructure operates on a combination of dedicated virtual instances and on dedicated hardware (i.e., servers). The hardware for MOON is housed in the same data center as other BDO ATSs. System access to MOON servers is regulated by secure logins and monitored by Authorized IT Personnel (refer to Part II, Item 7d).

MOON database information is maintained separately from other BDO data, with access governed by proper control methods. These control methods include network firewalls to restrict MOON database access, along with authentication and authorization protocols to ensure only provisioned accounts can gain access. Backup data is stored in a separate, secure location outside the primary database environment to ensure recovery capabilities.

Third Party Access Protections:
Compliance performs risk-based reviews of MOON third-party vendors at the time of engagement and on an annual basis. For both initial and annual reviews, Compliance and Shared Employees evaluate the vendors' cybersecurity, confidentiality, and data loss prevention controls. The results of these reviews are recorded and approved by BDO Management (See definition in Part II, Item 7d). Contracts with elevated risk and/or critical third-party vendors may require additional firm diligence. Additional firm diligence may involve identifying vendor operational risks (e.g., a potential bankruptcy or business cessation) or evaluating contractual terms to prepare for contingencies should the vendor's services become unavailable. Compliance summarizes the findings of the additional firm diligence and escalates, if necessary, to BDO Management for further discussion (e.g., renegotiate contract terms).

The BDO may, for diagnostic and analytical purposes, provide CTI of MOON Subscribers to third party vendors who provide services to MOON and are subject to non-disclosure contractual obligations. For example, FI licenses matching engine software to the BDO and may be exposed to CTI of MOON Subscribers in the course of diagnosing system issues. The BDO has an agreement with FI that contains standard confidentiality and data protection provisions that protect CTI from potential misuse. As an additional example, OneMarketData's systems or personnel do not possess or interact with MOON CTI in any capacity.

With respect to clearing services, Apex receives execution data. To effectively manage this risk, Apex is obligated to protect CTI of MOON Subscribers, including data and information related to Subscribers. Further, Apex is an SEC and FINRA-registered broker-dealer, and subject to applicable laws, rules, and regulations concerning information security standards and obligations.

Network Security:
MOON's environment utilizes a defense in depth security methodology with an emphasis on security event detection and incident response. Authorized Personnel access the MOON ATS through secure remote connections and jump servers. In addition, MOON employs firewalls to isolate the MOON systems from the Internet.

The BDO conducts security assessments (e.g., penetration tests) in the production environment. A vulnerability scanner assesses the system to determine security vulnerabilities and threats as part of the BDO's efforts to safeguard CTI on MOON. Further, the BDO maintains a patch management process that helps to consistently mitigate vulnerabilities and threats in its operating environment. When needed, Authorized IT Personnel resolve software systems and hardware issues that may require access to the MOON network infrastructure and CTI, subject to the supervision of the CCO.

**Employee Personal Trading:**
**Authorized Personnel are required to disclose all outside brokerage accounts, and duplicate trade confirmations and account statements are required to be sent to the CCO. Authorized Personnel are not permitted to trade any NMS securities, on MOON or any other trading venue, during any overnight trading session. Authorized Personnel are required to attest in writing to their understanding of this trading prohibition.**

**On a monthly basis, the CCO receives and reviews duplicate copies of all brokerage statements of Authorized Personnel. Additionally, the CCO reviews trade confirmations when activity is generated, conducting reviews as the activity is received.**

## Part III: Manner of Operations

### Item 8c: Order Sizes

    c.    Does the NMS Stock ATS accept or execute odd-lot orders? If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd-lot treated the same as round lot).

**Odd lot <span style="color:red;text-decoration:underline">orders are treated the same as round lot orders and have the same priority treatment.</span> <span style="color:red;text-decoration:line-through">s are handled in the same manner as round lot orders. Odd lot orders are not displayable under FINRA Rule 6433, and displayed orders are given priority over undisplayed orders.</span>**

### Item 11: Trading Services, Facilities and Rules

    a.    Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

**MOON operates a fully automated electronic limit order book that continuously matches and facilitates the execution of Subscriber buy and sell orders on an agency basis. MOON does not act in any other capacity (i.e., principal, riskless principal). MOON makes all eligible NMS stocks available for trading. The ATS only allows Subscribers to connect via FIX to enter limit orders that match in a matching engine. All Subscribers are FINRA registered broker-dealers. The ATS will begin trading on November 18th, pursuant to the roll-out schedule set forth at: https://www.otcmarkets.com/otc-link/moon-overnight.**

**Posted orders <span style="color:red;text-decoration:line-through">of a size greater than an odd lot</span> are published on a Depth of Book feed and attributed to the posting Subscriber. The best priced buy and sell orders are aggregated and published on a Top of Book feed. As such, the Top of Book feed is not attributable to specific Subscribers. All orders submitted to the ATS are firm, and are eligible for automatic execution by the system, consistent with the operations of the system as described herein.**

**Item 15: Display**

> b.  Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

**MOON only supports limit orders. OTCM provides real-time distribution of two types of MOON market data: top-of-book (i.e., "Level 1") and depth-of-book (i.e., "Level 2"). Level 1 data includes the most aggressively priced aggregated bid and offer, and Level 2 includes when an order is added, replaced, canceled, and/or executed.**

**Orders are displayed until canceled, cancel/replaced, executed, or expired. ~~Odd lot orders are disseminated in the depth-of-book feed and may be aggregated and displayed in the top-of-book feed, as applicable.~~ ~~However, odd lot orders are not displayed individually, but may be displayed as part of an aggregated top of book order.~~ Information on orders displayed includes: 1) Time, 2) Order Id, 3) Side Indicator, 4) Quantity, 5) Symbol, 6) Price, 7) Firm Id (or MOON if the order is anonymous). Firm Id corresponds to the Subscriber's MPID. OTCM does not have visibility into the MPID for anonymous orders, see Part III, Item 11(a) and Part II, Item 7 above for more information.**

**GTX and GTC orders are displayed with the MPID of the entering firm. A Subscriber can place an optional flag to be added to the order to have it display anonymously with the MOON MPID as referenced in Part II, Item 7.**

**The MOON Market Data Feeds disseminate security information prior to accepting orders at 7:30 P.M. E.T. (the "Opening Message"), which indicates all securities eligible to trade during that session. Following the Opening Message until 8:00 P.M. E.T., the MOON Market Data Feeds only send updates to the eligible security list, if any. From 8:00 P.M. - 4:00 A.M. E.T., OTCM sends the MOON Market Data Feeds that include the order information described above as well as execution information indicating that an order previously displayed has been executed. The counterparties for executions are not displayed.**

**MOON Market Data Subscribers include MOON broker-dealer subscribers that subscribe to MOON for the purpose of transacting in securities, as well as entities that subscribe solely for access to the data. It is not a requirement for a MOON Market Data Subscriber to be a broker-dealer. Each MOON Market Data Subscriber is subject to the same terms of use. MOON Market Data Subscribers must subscribe by entering into a Market Data agreement with OTCM. OTCM disseminates the MOON Market Data Feeds to MOON Market Data Subscribers in one of two ways: directly from OTCM to the MOON Market Data Subscriber, or indirectly via third-party distributors. Third-party distributors include vendors or service providers that redistribute market data. MOON Market Data Subscribers receiving market data via third-party distributors may experience additional latency compared to those receiving data directly from OTCM. OTCM offers MOON Market Data Subscribers the option to receive market data either directly from OTCM or indirectly via third-party distributors. For further information regarding market data dissemination, please see Part III, Item 15.**